

April 8, 2022

Chaowei Yan
Chief Financial Officer
Intchains Group Ltd
c/o 9/F, A Block, No.333 Haiyang No.1 Road
Lingang Science and Technology Park
Pudong New Area, Shanghai, 201306
the People's Republic of China

> **Re: Intchains Group Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted on March 25, 2022**
> **CIK No. 1895597**

Dear Mr. Yan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

General

1. We note that following the cover page of the prospectus you intend to include graphics. Please be advised that you must include the table of contents immediately following the cover page of the prospectus. Please refer to Item 502(a) of Regulation S-K.

Prospectus Summary, page 1

2.   We note your response to our prior comment 5. Please provide these disclosures in your prospectus summary. Please also describe whether you have obtained all requisite permissions or approvals to offer your securities being registered to foreign investors.

Risk Factors
You may experience difficulties enforcing judgments against us and our management in the PRC., page 40

3.   Please revise your risk factor so that it is consistent with your further discussion on the enforceability of judgements in the PRC. In this regard, we note your disclosure on page 61 that "there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States."

ENFORCEMENT OF CIVIL LIABILITIES, page 60

4.   Please identify which of your directors and officers are based in the PRC and further disclose that bringing civil actions against such individuals will be even more difficult.

    You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Martin James, Staff Accountant, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sergio Chinos, Staff Attorney, at (202) 551-7844 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing